UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001- 39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Resignation and Appointment of Director

On May 21, 2023, Mr. Jianlin Yu, an independent director of Meten Holding Group Ltd., a company formed in the Cayman Islands (the “Company”), and a member of the audit committee of the Company’s board of directors, notified the Company of his resignation as a director of the Company and a member of the audit committee of the board of directors, effective May 31, 2023.

On May 26, 2023, the Company’s board of directors appointed Mr. Yuejun Jiang as a director of the Company and a member of the audit committee of the board of directors, effective May 31, 2023. The appointment intends to fill the vacancy created by Mr. Jianlin Yu’s departure. The biographical information of Mr. Yuejun Jiang is set forth below.

Mr. Yuejun Jiang, age 43, has served as an independent director of the Company since May 31, 2023. Mr. Yuejun Jiang founded Enotek Technology (Group) Co., Ltd. in the People’s Republic of China (“China” or the “PRC”) in 2008, a company providing full-service industrial logistics solutions to customers, and has since served as the company’s chairman of the board of directors. Mr. Jiang oversees the company’s overall operations and makes major corporate decisions. Mr. Jiang obtained a bachelor’s degree in law from China Central Radio and TV University (currently known as Open University of China) in 2014 and obtained an Executive MBA degree from Cheung Kong Graduate School of Business in the PRC in 2017. Mr. Jiang is pursuing his Doctor of Business Administration degree at Singapore Management University and expects to obtain his doctorate degree in 2025.

Mr. Yuejun Jiang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2023

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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